UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30777 / November 8, 2013

In the Matter of	:
	:
PACIFIC LIFE INSURANCE COMPANY, ET AL.	:
700 Newport Center Drive	:
Newport Beach, CA 92660	:
	:
(812-14141)	:

ORDER UNDER SECTIONS 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Pacific Life Insurance Company ("Pacific Life"), Pacific Life's Separate Account A, Pacific Life's Pacific Select Variable Annuity Separate Account, Pacific Life & Annuity Company ("PL&A"), and PL&A's Separate Account A (collectively, "Applicants") filed an application on March 29, 2013 and amendments to the application on September 25, 2013 and October 2, 2013. Applicants requested an order pursuant to Section 26(c) of the Investment Company Act of 1940 ("Act") to permit the substitution of shares of a certain registered management investment company with shares of a certain other registered management investment company.

A notice of the filing of the application was issued on October 17, 2013 (Investment Company Act Release No. 30744). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the matter would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

IT IS ORDERED, pursuant to Section 26(c) of the Act, that the proposed substitution for Pacific Life Insurance Company, <u>et al</u>. (812-14141) is approved.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                              Kevin M. O'Neill
                              Deputy Secretary